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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20449


                          Notice of Exempt Solicitation
                       submitted pursuant to Rule 14a-6(g)


1.       Name of Registrant:
         Ford Motor Company
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2.       Name of person relying on exemption:
         College Retirement Equities Fund
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3.       Address of person relying on the exemption:
         730 Third Avenue, New York, NY 10017
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4.       Written materials. The following materials are attached:

              Exhibit 1: Letter from Peter C. Clapman on behalf of Teachers Insurance and Annuity Association - College Retirement Equities Fund

              Exhibit 2: News Release: "TIAA-CREF Announces Opposition To Ford Motor Recapitalization Proposal"







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                                                                       Exhibit 1







                                                  July 18, 2000


Dear Shareholder:

Attached is a statement from TIAA-CREF announcing our opposition to a Ford Motor company recapitalization plan, and explaining the reasons for this position. Ford Motor shareholders are voting on the plan at a special meeting on August 2, 2000. We are sending you this statement to call attention to ways in which the plan enhances voting rights of Class B shareholders, at the expense of the rights of holders of common stock.

We would be happy to discuss our concerns in more detail. If you would like to do so, please contact Ken Bertsch of TIAA-CREF at 212-916-4972.

                                                Sincerely,



                                                Peter C. Clapman
                                                Senior Vice President and Chief
                                                Counsel, Investments









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                                                                       Exhibit 2

NEWS RELEASE
TIAA-CREF CORPORATE COMMUNICATIONS
www.tiaa-cref.org
Fax: 212 916-4840


                                      TEACHERS INSURANCE AND ANNUITY ASSOCIATION
                                      COLLEGE RETIREMENT EQUITIES FUND
                                      730 Third Avenue, New York, NY 10017-3206


                         TIAA-CREF ANNOUNCES OPPOSITION
                    TO FORD MOTOR RECAPITALIZATION PROPOSAL

      PROPOSAL SHOULD BE SUBMITTED TO SEPARATE VOTE OF COMMON SHAREHOLDERS

NEW YORK, NY, JULY 14, 2000 -- TIAA-CREF, a major institutional investor and leader in corporate governance, today announced its intent to vote its 8.4 million shares of common stock against a recapitalization proposal made by the management of Ford Motor Company. The issue will be voted on at a special meeting of Ford shareholders on August 2. TIAA-CREF believes that aspects of the Ford plan are contrary to good corporate governance, because they reduce voting rights of holders of Ford common shares without any compensation. TIAA-CREF has communicated its strong disagreement on this issue to senior Ford management and to the company's board of directors.

"We are disappointed that the board of directors of Ford Motor has structured the plan in a way that benefits Ford family interests, at the expense of public shareholders," said Peter C. Clapman, TIAA-CREF senior vice president and chief counsel, Investments. Mr. Clapman said that while TIAA-CREF has high regard for the Ford Motor Company and its management team, "as a fiduciary for TIAA-CREF participants, we cannot support the Ford recapitalization plan in its current form."

The Ford family controls 40% of voting power through its ownership of Class B shares. The company's dual class stock structure allows the family to maintain this control with approximately 5.0% of the total equity in the company. Under the proposed recapitalization plan, the minimal level of family ownership required to maintain 40% voting power will be reduced to 3.6%, according to TIAA-CREF's analysis.

Moreover, under the plan, Class B holders will have the right to exchange current Class B shares for new Class B stock and a fraction of a share of the new common stock. Family members intend to exercise this right, according to Ford Motor. This will provide additional voting rights to the family, beyond its 40% voting share through Class B holdings. "If I, as a common shareholder, behave exactly like the Ford family and take only additional shares," said Mr. Clapman, "then my voting interest will rise along with my economic interest, but to a much lesser extent than the Ford family's. The family's voting interest rises 1.5 times as much as the increase in its economic interest, while my voting interest rises only 0.6 times as much."

                                     -more-




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"The issues facing members of the Ford family," said Mr. Clapman, "such as their need for 'liquidity' to address estate planning considerations, are fully understandable. These issues are similar to the estate planning concerns faced by many of TIAA-CREF's plan participants. However, for common shareholders to cede to Ford family members the right to sell off a substantial portion of their shareholdings without a corresponding reduction in voting power, as normally would occur, would be irresponsible, unless consciously done in exchange for financial or other consideration to the shareholders who are adversely affected."

Ford Motor is proceeding with the plan, without a separate vote of common shareholders, even though the company's Certificate of Incorporation prohibits stock dividends of common shares to Class B holders. Ford says the stock distribution is not a stock dividend, but rather is a recapitalization pursuant to a merger. (The merger is with a non-operating company called the "Ford Value Corporation," formed to facilitate the capital restructuring.)

"If it looks like a stock dividend and smells like a stock dividend, it ought to be considered a stock dividend," said Mr. Clapman. "At a minimum, the plan should be submitted separately to holders of common shares for their approval."

A major intent of the Ford Motor plan is to distribute up to $10 billion of the company's cash to shareholders. TIAA-CREF does not object to this goal itself, but only to the structure of the plan to carry out the distribution.

TIAA-CREF, a leading, national financial services organization, owns 8.4 million shares of Ford Motor common stock, with a market value of more than $350 million. In addition to being the premier pension system for education and research employees, TIAA-CREF offers mutual funds, annuities, and trust services to the general public. It manages a total of nearly $300 billion.

                                       ###

For more information, contact Patrick Connor, TIAA-CREF Media Relations, 212-916-5769, email: pconnor@tiaa-cref.org; or Jim Tolve, 212 916-5580, email: jtolve@tiaa-cref.org. Information on TIAA-CREF can also be found at http://www.tiaa-cref.org/pressroom/. The organization's recently revised Corporate Governance Policy Statement is available at http://www.tiaa-cref.org/governance.